Mail Stop 3561

October 31, 2008

Mr. Edward C. Dillon
Chief Executive Officer
Pricester.com, Inc.
5555 Hollywood Boulevard, Suite 303
Hollywood, Florida 33021

> **Re:** **Pricester.com, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 3, 2008**
> **File No. 333-118993**

Dear Mr. Dillon:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant